Ross Law Group, pllc

1430 Broadway, Suite 1804

New York, NY 10018

United States

+1 212 884 9333

www.RossLawGroup.co

September 19, 2024

Ms. Jenny O’Shanick

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FST Corp.
Amendment No. 1 to Registration Statement on Form F-4
Filed August 6, 2024
File No. 333-280879

Dear Ms. Jenny O’Shanick:

The undersigned, on behalf of FST Corp. (the “Company”), respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission in response to its letter dated August 23, 2024, relating to the Company’s Registration Statement on Form F-4 filed on August 6, 2024 (the “Registration Statement”). On behalf of the Company, we are concurrently filing an Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. Capitalized terms used herein but not defined herein have the definitions assigned to them in Amendment No. 2.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment including, where applicable, a cross-reference to the location in Amendment No. 2 of changes made in response to the Staff’s comment.

Amendment No. 1 to Registration Statement on Form F-4

Cover Page

1.	Please revise your registration statement cover page to state the address, including zip code, and telephone number, including area code, of FST Corp.’s principal executive office.

Response: In response to the Staff’s comments, the Company has revised the disclosure on cover page of Amendment No. 2.

2.	Please revise your prospectus cover page to state whether the Chenghe Board or the New SPAC Sponsor received a report, opinion, or appraisal referred to in Item 1607(a) of Regulation S-K. Refer to Item 1604(a)(1) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on cover page of Amendment No. 2.

FST Corp.
September 19, 2024

3.	We note your disclosures about the amount of securities issued to the New SPAC Sponsor. Please revise to state the amount of compensation received or to be received by the New SPAC Sponsor, its affiliates, and promoters in connection with the Business Combination. Revise to state whether this compensation may result in a material dilution of the equity interests of non-redeeming shareholders who hold the securities until the consummation of the Business Combination. Finally, provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus. Refer to Item 1604(a)(3) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on cover page of Amendment No. 2.

4.	We note your disclosures under “Conflicts of Interest.” Please state whether there may be any actual or potential material conflict of interest arising from the manner in which Chenghe compensates the New SPAC Sponsor or the manner in which the New SPAC Sponsor compensates its officers and directors. Further, state whether there may be any actual or potential material conflict of interest between, on the one hand, the target company officers or directors and, on the other hand, Chenghe’s unaffiliated shareholders. Further, we note your disclosure that “the Sponsors, Chenghe’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of the shareholders.” Please revise to clarify if this refers to unaffiliated SPAC shareholders. Finally, please provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus. Refer to Item 1604(a)(4) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on cover page of Amendment No. 2.

Questions and Answers about the Business Combination and the Extraordinary General Meeting

What shareholder vote thresholds are required for the approval of each proposal brought before the Extraordinary General Meeting?, page 33

5.	Revise your disclosure to state whether or not the Business Combination is structured so that approval of at least a majority of SPAC’s unaffiliated security holders is required. Refer to Item 1606(c) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 34 of Amendment No. 2.

Summary of Registration Statement/Proxy Statement, page 36

6.	Please include a brief description of the background of the Business Combination. Refer to Item 1604(b)(1) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 39-41 of Amendment No. 2.

FST Corp.
September 19, 2024

7.	In a tabular format, please provide the terms and amount of the compensation received or to be received by the New SPAC Sponsor, its affiliates, and promoters in connection with the Business Combination or any related financing transaction, the amount of securities issued or to be issued by Chenghe to the New SPAC Sponsor, its affiliates, and promoters and the price paid or to be paid for such securities in connection with the Business Combination or any related financing transaction. Outside of the table, please provide the extent to which that compensation and securities issuance has resulted or may result in a material dilution of the equity interests of Chenghe’s non-redeeming shareholders. Refer to Item 1604(b)(4) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 59 of Amendment No. 2.

The Business Combination

Sources and Uses of Funds for the Business Combination, page 38

8.	Please revise to disclose the anticipated liquidity position of CayCo following the Business Combination, including the amount of cash on hand CayCo expects to have following potential shareholder redemptions and the payment of expenses related to the Business Combination.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 42 of Amendment No. 2.

Redemption Rights, page 47

9.	We note your disclosure on page 188 that Chenghe may extend the time period to complete the Business Combination until October 27, 2024, subject to additional extension deposits each month. Please revise to disclose whether Chenghe’s shareholders may redeem their shares in connection with any proposal to extend the time period.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 192 of and throughout Amendment No. 2 where appropriate to disclose that Chenghe may extend the time period to complete the Business Combination beyond October 27, 2024, in connection to which Chenghe’s public shareholders may redeem their shares.

Interests of Certain Persons in the Business Combination, page 49

10.	Please revise to provide a brief description of any actual or potential material conflict of interest between the target company officers or directors and Chenghe’s unaffiliated shareholders. Further, we note your disclosure that “the Sponsors, SPAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other SPAC Shareholders.” Please revise to clarify if this refers to unaffiliated SPAC shareholders. Refer to Item 1604(b)(3) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 57 of Amendment No. 2.

Recommendations of SPAC’s Board of Directors to SPAC Shareholders

Reasons for the Approval of the Business Combination and Recommendations, page 49

11.	We note your cross-reference to the section entitled “SPAC Shareholder Proposal No. 1 — The Business Combination Proposal — SPAC Board’s Reasons for the Approval of the Business Combination and Recommendations” for the material factors that Chenghe Board considered. Please revise this section to briefly describe the material factors that the Chenghe Board considered in making this determination. Refer to Item 1604(b)(2) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 54-57 of Amendment No. 2.

FST Corp.
September 19, 2024

Extraordinary General Meeting of SPAC Shareholders

Recommendation to Shareholders, page 96

12.	Please revise here and on pages 29 and 70 to describe any actual or potential material conflict of interest arising from the manner in which Chenghe compensates the New SPAC Sponsor or the manner in which the New SPAC Sponsor compensates its officers and directors. Further, please revise to describe any actual or potential material conflict of interest between the target company officers or directors and Chenghe’s unaffiliated shareholders. Finally, we note your disclosure that “the Sponsors, SPAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other SPAC Shareholders.” Please revise to clarify if this refers to unaffiliated SPAC shareholders. Refer to Item 1603(b) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on cover page, pages 32 and 79 of and throughout the Amendment No.2 where applicable.

Background of the Business Combination, page 103

13.	Please revise to provide a reasonably detailed discussion of the reasons of the target company for engaging in the Business Combination. Refer to Item 1605(b)(3) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 60 and 133 of Amendment No. 2.

SPAC Shareholder Proposal No. 1 - The Business Combination Proposal, page 103

14.	Please revise your disclosure here or elsewhere as appropriate to discuss both the benefits and detriments of the Business Combination transaction and any related financing transactions on Chenghe, its affiliates and unaffiliated shareholders, the New SPAC Sponsor and its affiliates, and the target company and its affiliates. The benefits and detriments of the Business Combination must be quantified to the extent practicable. Refer to Item 1605(c) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 132-133 of Amendment No. 2.

SPAC Board’s Reasons for the Approval of the Business Combination and Recommendations, page 110

15.	State whether or not a majority of the directors (or members of similar governing body) who are not employees of Chenghe has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Business Combination and/or preparing a report concerning the approval of the Business Combination. Refer to Item 1606(d) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 121 of Amendment No. 2.

Summary of Financial and Valuation Analyses of FST, page 115

16.	We note your financial statements were prepared in accordance with U.S. GAAP. We also note your disclosure the historical financial information of FST used by FST as the base for the projection was prepared using International Financing Reporting Standards. Please revise or disclose the impact of using two different accounting standards.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 127 of Amendment No. 2.

FST Corp.
September 19, 2024

17.	We note your revisions in response to prior comment 1 and reissue in part. We note that you deleted the reference to plant capacity utilization rate improving under “Estimation of Operating Expenses” on page 117. However, your other disclosures still discuss that your plant capacity utilization rate will improve under “Estimation of Costs of Goods Manufactured” and “Estimation of Capital Expenditures.” Please revise to address the part of that comment requesting disclosure if this relates to the land and buildings you recently purchased in Minxiong Township of Chiayi County, Taiwan, as disclosed on page 208, or advise.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 129 of Amendment No. 2.

Interests of Certain Persons in the Business Combination, page 120

18.	Please revise to disclose any material interests in the Business Combination held by the target company’s officers or directors that consist of any interest in, or affiliation with, the New SPAC Sponsor or Chenghe. Refer to Item 1605(d) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on cover page, pages 32, 59, 81, 109 and 136 of Amendment No. 2.

Material U.S. Federal Income Tax Considerations, page 147

19.	Please revise to expand this section to address the federal income tax consequences of the Business Combination to the target company and its security holders. In this regard, we note the current tax discussion is focused on Chenghe and its security holders. Additionally, please revise the prospectus throughout accordingly. Refer to Item 1605(b)(6) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 176-177 of Amendment No. 2.

Business of SPAC and Certain Information About SPAC

Sponsor Sale and the New SPAC Sponsor

Conflicts of Interest, page 176

20.	Please revise to disclose whether Chenghe Acquisition II Co. is still searching for a target. Further, we note your disclosure here and throughout the filing that Richard Qi Li currently serves as director and chief executive officer of HH&L Acquisition Co. but that NYSE delisted HH&L’s securities for failing to timely consummate a business combination. Please revise the filing to clarify if HH&L has been liquidated and Richard Qi Li’s current role at HH&L. Finally, please address, as applicable, any extensions of Chenghe Acquisition II Co., Chenghe Acquisition Co., and HH&L and redemption levels experienced by those companies in connection with any extension request and/or business combination.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 192-194 of Amendment No. 2.

21.	Please revise to disclose the material roles and responsibilities of the New SPAC Sponsor in directing and managing Chenghe’s activities. Refer to Item 1603(a)(4) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 193 of Amendment No. 2.

22.	Please revise to disclose the nature (e.g., cash, shares of stock, warrants and rights) and amounts of all compensation that has been or will be awarded to, earned by, or paid to the New SPAC Sponsor, its affiliates, and any promoters for all services rendered or to be rendered in all capacities to Chenghe and its affiliates. Disclose any circumstances or arrangements under which the New SPAC Sponsor, its affiliates, and promoters, directly or indirectly, could transfer ownership of Chenghe’s securities, or that could result in the surrender or cancellation of such securities. In addition, disclose the amounts of any reimbursements to be paid to the New SPAC Sponsor, its affiliates, and any promoters upon the completion of the Business Combination. Refer to Item 1603(a)(6) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 194-196 of Amendment No. 2.

FST Corp.
September 19, 2024

23.	We note your disclosure that the New SPAC Sponsor is wholly owned by Chenghe Group Limited, which is wholly owned by Richard Qi Li. Please revise to disclose, as of the most recent practicable date, the persons who have indirect material interests in the New SPAC Sponsor, as well as the nature and amount of their interests. Refer to Item 1603(a)(7) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 192-193 of Amendment No. 2.

Lock-Up Agreement, page 178

24.	We note your disclosures about the Lock-Up Agreement, filed as Annex E. Disclose, in a tabular format to the extent practicable, the material terms of this and any agreement, arrangement, or understanding regarding restrictions on whether and when the New SPAC Sponsor and its affiliates may sell Chenghe’s securities, including the date(s) on which the agreement, arrangement, or understanding may expire; the natural persons and entities subject to such an agreement, arrangement, or understanding; any exceptions under such an agreement, arrangement, or understanding; and any terms that would result in an earlier expiration of such an agreement, arrangement, or understanding. Refer to Item 1603(a)(9) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 194-196 of Amendment No. 2.

Directors and Executive Officers, page 182

25.	We note your disclosures that Chenghe’s officers and directors serve on other companies. Please revise to briefly describe the fiduciary duties of each officer and director to other companies to which they have fiduciary duties. Refer to Item 1603(c) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 202-203 of Amendment No. 2.

Comparison of Rights of CayCo Shareholders and Chenghe Shareholders, page 269

26.	Please provide an explanation of any material differences in the rights of the target company security holders as compared with CayCo security holders. Refer to Item 1605(b)(4) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 290-293 of Amendment No. 2.

Certain Relationships and Related Transactions, page 272

27.	Please update this section to include information for the period since the beginning of your preceding three financial years up to the date of the registration statement. Refer to Item 7.B of Form 20-F.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 294-295 of Amendment No. 2.

FST Corp.
September 19, 2024

Beneficial Ownership of FST Shares Prior to the Business Combination, page 277

28.	Refer to the line item in the table that states “[a]ll officers and directors as a group (6 individuals and entities)” holds 29,805,501 FST Shares. This appears inconsistent with footnote 4, which states “[a]ll officers and directors as a group (8 individuals) holds 29,735,301 FST Shares.” Please revise to resolve this inconsistency.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 300 of Amendment No. 2.

Beneficial Ownership of CayCo Securities After Business Combination, page 279

29.	We note your revisions in response to prior comment 6 and reissue in part. We note your disclosure that “[a]ll officers and directors as a group” beneficially own 9,489,809 CayCo Ordinary Shares. However, it appears that this number does not include Richard Qi Li’s beneficial ownership of 2,650,000 CayCo Ordinary Shares. Please revise to resolve this inconsistency.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 302 of Amendment No. 2.

Where You Can Find More Information, page 285

30.	We note your disclosure that “[a]ll information contained in this Registration Statement/Proxy Statement relating to SPAC has been supplied by SPAC,” and “all ...information relating to FST, Merger Sub and CayCo has been supplied by FST” and that “[i]nformation provided by either SPAC or FST does not constitute any representation, estimate or projection of the other entity.” Because these statements could be read as disclaimers of your responsibility for the disclosure in your filing, please revise to remove any implication that SPAC or FST disclaim responsibility for any of the disclosures contained in the registration statement.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 308 of Amendment No. 2.

Part II Information Not Required in Prospectus

Item 21. Exhibits and Financial Statements Schedules

(a) Exhibits., page II-1

31.	We note that the consents from Enrome LLP, auditor for Femco Steel Technology Co., Ltd. and FST Corp., are more than 30 days old. Please have your auditor update these consents in your next amendment.

Response: In response to the Staff’s comments, the Company has filed updated consents from Enrome LLP as exhibits 23.1 and 23.6 of Amendment No. 2.

32.	Please refile Exhibits 10.6 and 10.7 as final signed agreements.

Response: In response to the Staff’s comments, the Company has refiled exhibits 10.6 and 10.7 of Amendment No. 2 as final signed agreements.

Exhibit 107 - Filing Fee Table, page II-2

33.	We note that this exhibit includes 47,191,873 Ordinary Shares, 14,400,000 warrants and 14,400,000 ordinary shares issuable upon the exercise of the warrants. However, this appears inconsistent with your prospectus cover page where you disclose that you are offering 61,591,873 Ordinary Shares, 14,400,000 warrants, and 14,400,000 ordinary shares issuable upon the exercise of the warrants. Please revise to resolve this discrepancy.

Response: In response to the Staff’s comments, the Company has revised the cover page of Amendment No. 2.

FST Corp.
September 19, 2024

Exhibit 99.7 - Consent of Richard Qi Li to be named as a Director, page II-2

34.	We note that your exhibit index references “Richard Qi Li.” However, this consent is signed by “Qi Li.” Please revise the filing or the exhibit to clarify the correct legal name.

Response: In response to the Staff’s comments, the Company has revised the relevant disclosure in Amendment No. 2 to clarify that Qi Li is the full legal name while we are referring to Qi Li in the Amendment No.2 as “Richard Qi Li”.

General

35.	Please revise to include the Dilution Table and related disclosures as required by Item 1604(c) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the Dilution Table and related disclosures on pages 28, 29 and 50 of Amendment No. 2.

36.	In your next amendment, please include the missing bracketed information in the following sections, and update the disclosures as necessary:

●	Sections titled “Conflicts of Interest” and “Interests of Certain Persons in the Business Combination” throughout the prospectus.

●	Risk factor titled, “SPAC Public Shareholders who redeem their SPAC Public Shares may continue to hold the SPAC Public Warrants, which will result in additional dilution to non-redeeming SPAC Public Shareholders upon exercise” on page 77.

Response: In response to the Staff’s comments, the Company has revised the relevant disclosure on cover page, pages 30, 57, 58, 79, 80, 88, 107, 133 and 134 of Amendment No. 2.

37.	We note your response to prior comment 10 that “pursuant to Cayman Islands law, the roles of principal executive officer . . . are not mandatory. Therefore, our sole director has signed the Registration Statement in the capacity authorized by the Company.” However, we also note your revised disclosure that David Chuang signed on behalf of FST Corp. as a principal executive officer, in addition to his role as director. Please revise your registration statement to include the signature of David Chuang signing in his capacity as your principal executive officer and director, or advise. Further, please revise to provide the signature of the target company’s authorized representative in the United States.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages II-5 and II-6 of Amendment No. 2.

38.	We note your revisions in response to prior comment 11 and reissue in part. In this regard, we note your disclosure on page 208 that certain of your leases expired on July 31, 2024 and August 1, 2024.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 227 of Amendment No. 2.

If the Staff has any questions or comments concerning the foregoing, or if it requires any further information, please contact me at gary@rosslawgroup.co or by telephone at (212) 884-9333.

Very truly yours,

ROSS LAW GROUP, PLLC

/s/ Gary J. Ross
Gary J. Ross

cc:	David Chuang, FST Corp.
Francis Chang, Landi Law Firm
Joel Rubinstein, White & Case LLP
Jessica Zhou, White & Case LLP